EXHIBIT 99.1

POET Technologies to Feature 800G Optical Transceivers at CIOE 2023

TORONTO and SHENZHEN, China, Aug. 30, 2023 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that it will show live demonstrations of end-to-end optical solutions for 800G, 400G, and 200G optical transceivers using its highly integrated optical engines at the China International Optoelectronics Expo (CIOE) in Shenzhen from September 6-8 in Booth #11C63.

In cooperation with one of the Company’s lead customers, Luxshare-ICT (SZ: 002475), POET along with its joint venture partner, Super Photonics Xiamen (SPX), will showcase a live demonstration of the performance of Luxshare's 800G OSFP transceiver that incorporates POET’s 800G Rx optical engine. POET and SPX will present additional live demonstrations of optical engines for 800G, 400G, and 200G transceivers operating over a wide temperature range and 2km to 10km of single mode fiber transmission. The demonstrations of linked optical engines on both the transmit and receive ends of the fiber highlight the end-to-end performance and product readiness of POET’s optical engines and allow customers to experience the simplicity and compact design of the products.

POET will also present a live demonstration of its own prototype 400G transceiver module in a QSFP-DD package, complete with a POET Infinity chiplet, a 400G Rx optical engine with integrated TIA, a Digital Signal Processor (DSP), TEC controller, fiber attach and housing [see accompanying photo]. Also on display will be a mechanical sample of POET’s own 800G transceiver module with two POET Infinity™ chiplets, an 800G Rx optical engine with integrated TIA, and an 800G DSP in a QSFP-DD package, scalable to 1.6T in an OSFP package.

“We are delighted to showcase the Luxshare transceiver module and to demonstrate the end-to-end performance of our solutions at CIOE,” said Dr. Mo Jinyu, SVP/GM of POET Asia. “We are already seeing significant customer interest to test and use our engines in transceivers from 100G to 800G and even 1.6T speeds. The live demos at CIOE will help further boost customer confidence in our one-of-a-kind approach to photonics integration, the superior, real-time performance of our optical engines and reliability of POET’s products that are assembled and sold in China by SPX.”

Members of the engineering team and the executive management team from POET and SPX will be available to meet with customers, journalists, and industry analysts during CIOE 2023. Those who wish to request a meeting with the Company should send an email to sales@poet-technologies.com or chunxia.yan@superphotonics-ic.com.

Dr. Mo will also be speaking about POET’s products and innovations at the ICCSZ Conference on September 5.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Investor Relations Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Media Relations Contact: Shelton Group Tyler Weiland tweiland@sheltongroup.com	Company Contact: Dr. Jinyu Mo, SVP Asia mo.jinyu@poet-technologies.com Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the demonstration of its products at exhibitions, and the capability, functionality, performance and cost of the Company’s technology, as well as the timing and inclusion of its technology in customer’s current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding its attendance at certain exhibitions, its ability to perform live demonstration of its products and the attendance and interest from customers and analysts. Actual results could differ materially due to a number of factors, including, without limitation, the failure of the Company to attend exhibitions, the ability to perform live demonstrations, the attractiveness of its product offerings and technology to customers and analysts. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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